EXHIBIT 1


                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              FOR THE PERIOD ENDED
                               SEPTEMBER 30, 2004










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                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                      SEPTEMBER 30, 2004 REPORT (UNAUDITED)




CONTENTS

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                                                                       PAGE
Report of the Board of Directors                                         2

Management Review                                                       13

Condensed Financial Statements as of September 30, 2004 and Annexes     19













This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS OF THE BANK
TO THE FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2004

GENERAL

At the meeting of the Board of Directors that was held on November 28, 2004 it was resolved to approve the unaudited Bank's financial statements as of September 30, 2004. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank was granted an extraordinary credit line by the Bank of Israel. On February 27, 2003 the Bank's Board of Directors resolved to adopt the principles of the "Run-Off" plan prepared by a staff of outside consultants. The major part of the plan is a controlled sell-off of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and banking activities.

On July 29, 2003 the Ministerial Committee for Social and Economic Affairs (Social and Economic Cabinet) approved the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The Government decision to adopt the "Run-Off" plan provides that the assets of the Bank will be sold within a period not exceeding 36 months from the date of the decision and it states that the decision is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of selling the assets of the Bank within 36 months in a controlled process. The main principles of the Government decision to adopt the "Run-Off" plan are presented in Note 1 of the financial statements.

The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

The Bank concluded the third quarter of 2004 with earnings of NIS 0.6 million, compared with a loss of NIS 26.6 million in the corresponding quarter of 2003. The loss in the first nine months of 2004 amounted to NIS 2.5 million, compared with NIS 98.1 million in the first nine months of 2003.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a controlled sale of the Bank's credit assets by the end of 2006 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the extraordinary credit line by the Bank of Israel.

In this respect, the Board of Directors also approved the extensive and detailed efficiency plan formulated by the Bank's Management, which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result there has been a significant increase in the Bank's collection costs and legal expenses.

As a direct result of the Bank's policy and the extensive efforts it has been investing in collecting its credit, the balance of the credit still held by the public has been significantly reduced. This balance (not including loans with State guarantees to a certain government company), which at December 31, 2003, amounted to NIS 2,784 million, reached an amount of NIS 2,054 million on September 30, 2004. Even after taking into consideration the allowances for doubtful debts that were taken during this period, which caused a reduction in this balance, the amount of credit that was collected is considerable.

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The balance of the public's deposits with the Bank as of September 30, 2004 was
NIS 510 million, compared with NIS 620 million on December 31, 2003.

As part of the implementation of its plans, the Bank has reduced and/or ceased activities it previously conducted. The Bank has completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff. The number of Bank employees, which as at December 31, 2003 was 79, was reduced to 62 by September 30, 2004.

In addition to the significant reduction in salary expenses because of the reduction in the number of employees and the salary cutbacks that were made at the beginning of 2003, the Bank is also taking energetic steps to significantly reduce its operating costs, and as part of these steps the Bank moved its offices at the end of the third quarter of 2003 to offices with lower rent and at the beginning of 2004 it outsourced its computer services.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.


THE EXTRAORDINARY LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the extraordinary line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

The principal terms (as arise from combining all the aforementioned letters) are as follows:

o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the extraordinary credit line and realizing its credit portfolio, subject to its meeting the credit line decline forecast.

o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

o The Bank will be required to pay a commission at the annual rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

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o    Total credit to the public will not exceed its balance as at July 31, 2003 and it will decrease. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

o Limitations were set on the Bank's volume of activity with respect to the receipt of deposits.

o The granting of the extraordinary credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002).

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest deriving from the interest in excess of the "Bank of Israel rate" which were charged by the Bank of Israel from August 2002 and until the Government decided to adopt the "Run-off" plan (July 29, 2003), in the total amount of NIS 69 million. Even though the Governor of the Bank of Israel responded negatively to the Bank's request on this matter, the Bank intends to continue to try to receive a credit for this interest.

The utilized balance of the extraordinary credit line from the Bank of Israel (not including interest accrued but not yet charged) as of September 30, 2004 was NIS 1,496 million, compared with NIS 2,012 million as of December 31, 2003. The utilized balance as of September 30, 2004 is lower by NIS 354 million than the credit line that was set for that date in the original plan. Accordingly, also in the third quarter of 2004 (as in the previous quarter) the Bank requested and received from the Bank of Israel permission to reduce the credit line at a faster rate than in the original plan. As at September 30, 2004 the amount of the updated credit line is NIS 1,700 million as compared with NIS 1,850 million in the original forecast.


CAPITAL ADEQUACY

On September 30, 2004, the Bank's minimum capital ratio was negative and was (0.70%), compared with the 9% stipulated in Proper Banking Procedures.

Due to the sharp decline in the Bank's "first tier capital" and its becoming "negative capital", and the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in the calculation of the minimum capita ratio, all the "second tier capital" of the Bank remains unutilized in the calculation of the minimum capital ratio (thus as at September 30, 2004, "second tier capital" in the total amount of NIS 541 million remains unutilized).

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

It is noted that as at September 30, 2004, the Bank's shareholders' equity amounted to NIS 185.4 million and it has nonparticipating share capital in the amount of NIS 321.6 million. The total capital of the Bank, including nonparticipating shares, amounts to NIS 507.0 million. The aforementioned capital, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the second-tier capital of the Bank, which as aforementioned remains unutilized for purposes of the minimum capital ratio.


EXEMPTION FROM THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

Further to that stated in Note 1E of the Bank's financial statements as at December 31, 2003, the Bank's financial statements do not include an additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of segment indebtedness.

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It is noted that if the Supervisor of Banks had not granted the exemption, the
Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on its results of operations.


CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD for which the Bank used to pay on a quarterly basis, 25% of the annual preferred dividend for those classes. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares that has not been paid since the Bank ceased paying the dividend amounts to NIS 87.0 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS 9.0 million is in respect of the third quarter of 2004 and NIS 27.0 million is in respect of the first nine months of 2004, and of this amount NIS 3.0 million and NIS 9.0 million, respectively, is in respect of the C, CC and CC1 participating shares.

The accrued amount of NIS 87.0 million is comprised as follows: NIS 54.2 million is in respect of non-participating shares (D and DD) and NIS 32.8 million is in respect of participating shares (C, CC and CC1).

On September 28, 2004 various financial bodies that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. See Note 6 of the financial statements for additional details regarding this originating motion.

See Note 5 of the financial statements for details on the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Ministry of Finance.


LEGAL CLAIMS

Note 6 of the financial statements presents information regarding the significant legal claims that were filed against the Bank.


ANNUAL REPORTING IN THE USA

Since part of the Bank's shares were issued according to prospectuses issued in the USA, the Bank is required to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC).

As part of the annual report to the SEC the Bank has to fulfill various requirements, some of which it has not fulfilled in the past. The requirements relate to, inter alia, the requirement to include in the annual report a quantitative note regarding reconciliation of the Bank's financial statements to US GAAP. According to the inquiries and examinations that were conducted by the Bank's legal advisors in the USA, at this point the likelihood of the Bank receiving an exemption from reporting to the SEC is low. Accordingly the Bank has taken the necessary steps to comply with the reporting requirements, including execution of the required reconciliation of its financial statements to US GAAP. Management of the Bank evaluates that the annual report for 2003 will be submitted in the near future, a number of months after the date the Bank was required to submit it (July 15, 2004). The reason for the delay is mainly the complex accounting issues with which the Bank had to contend in order to reconcile its financial statements to US GAAP. It should be clarified that the shares, which as a result of their issuance the Bank is required to file a report, were not traded in the past and are also not traded presently in the USA.

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ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act in the USA, which are applicable to the Bank because of the issuance of its shares, as described above, in accordance with prospectuses issued in the USA.


FINANCIAL REPORTING IN REPORTED AMOUNTS

The financial statements were prepared in reported amounts, as provided in Standard 12 of the Israel Accounting Standards Board regarding discontinuance of the adjustment of financial statements. See Note 2 of the financial statements.

In light of the significance of the income and expenses from financial instruments that are included in the operating results, and so as to make it possible to examine the quarterly data in comparison with the corresponding period from last year, the comparative figures of the income and expense items that are included in the operating profit before taxes were presented in reported amounts and the difference between the profit before taxes in reported amounts and the profit before taxes adjusted to the CPI of December 2003 was presented with respect to the comparative figures under the item of "erosions and adjustments". This method of presentation makes it possible to examine the development of the principal income and expense items (profit from financing operations, allowance for doubtful debts, operating and other income and expenses) by comparing data that is also presented in reported amounts. Data regarding profit before taxes, after the effect of the "erosions and adjustments" item on the comparative figures, is stated in amounts adjusted to the CPI of December 2003, which was the basis for adjusting the financial statements for December 31, 2003. Conversely, all the income and expense items for the periods ending June 30, 2004, including the profit before taxes, the net profit, etc., are stated in reported amounts in accordance with the reporting and measurement principles that came into effect upon the implementation of Standard 12 on January 1, 2004.


DEVELOPMENT OF REVENUES AND EXPENSES

THE NET EARNINGS (LOSS) - The Bank concluded the third quarter of 2004 with earnings of NIS 0.6 million compared with a loss of NIS 26.6 million in the third quarter of 2003 and a loss of NIS 104.4 million in all of 2003. The loss in the first nine months of 2004 amounted to NIS 2.5 million, compared with NIS
98.1 million in the corresponding period of 2003.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 12.1 million in the third quarter of 2004, compared with NIS
13.2 million in the corresponding quarter of 2003. The profit from financing operations amounted to NIS 50.6 million in the first nine months of 2004, compared with NIS 30.7 million in the first nine months of 2003. The increase in the profit from financing operations in the first nine months of 2004 is particularly prominent in light of the large decline in the volume of the Bank's financing operations in general and of the credit to the public in particular.

As at September 30, 2004, the balance of credit to the public (excluding credit to a certain government company from the State's deposit and guaranteed by the State) amounted to NIS 2,054 million, compared with NIS 3,011 as at September 30, 2003, meaning a decrease of NIS 957 million, which constitutes 32% of the credit portfolio.

The increase in the profit from financing operations is mainly due to the following reasons:

- Cost of the credit line from the Bank of Israel - In the first seven months of 2003 the interest on the credit line was the Bank of Israel rate plus 3%. This interest rate is higher than the interest rates paid by the Bank on the deposits that were replaced by the aforementioned credit line.

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     In the first seven months of 2003 the expense in respect of the additional
     3% to the Bank of Israel rate amounted to NIS 36 million. This additional interest reduced the Bank's profit from financing operations for the first nine months of 2003. Beginning from July 29, 2003, the interest on the credit line was reduced by 3% and it was set at the Bank of Israel interest rate.

- The profit from financing operations in the first nine months of 2004 included income of NIS 5.8 million from the collection of interest on problematic debts, compared with NIS 1.7 million in the first nine months of 2003.

- The policy that was enacted by the Bank of raising its interest rates also contributed to the increase in the profit from financing operations. This policy allowed the Bank to maintain a positive margin (including the effect of derivatives) in all linkage segments.

An analysis of the Bank's financing activities in the various linkage segments shows the following points:

NON-LINKED SHEKEL SEGMENT - In the first nine months of 2004 the average balance of the assets in this segment amounted to NIS 990 million, compared with NIS 1,338 million in the corresponding period of 2003. The margin in this segment, including the effect of derivatives, was 1.80% in the first nine months of 2004, compared with a margin of 0.14% in the first nine months of 2003. The improvement in the margin of this segment was affected mainly by the decrease in the cost of the extraordinary credit line of Bank of Israel. It should be noted that most of the non-income bearing debt is included in this sector and that this affects the margin.

CPI-LINKED SEGMENT - In the first nine months of 2004 the average balance of the assets in this segment amounted to NIS 1,017 million, compared with NIS 1,403 million in 2003, a decline of 28%. The decline in the volume of activity in this segment is due to the general decline in the volume of the Bank's activity and to the Bank's policy by which any credit renewed by the Bank is only for short periods of time and mainly in the non-linked shekel segment. The margin in this segment, including the effect of derivatives, was 2.10% in the first nine months of 2004, compared with a margin of 1.63% in the corresponding period of last year. The improvement in the margin of this segment is due to a combination of the following factors:

A. The Bank's policy of raising interest when it renews credit in this segment.

B. The decrease in the volume of non-income bearing debt in this segment as a result of the said debt being transferred mainly to the non-linked segment.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - In the first nine months of 2004 the average balance of the assets in this segment amounted to NIS 7,243 million, compared with NIS 8,049 million in the first nine months of 2003. The credit in this segment includes credit from the State's deposit and guaranteed by the State that was granted to a certain government company, the margin of which is insignificant and matches the risk level of the credit. Net of this credit the average balance of the assets in this segment amounted to NIS 670 million, compared with NIS 1,400 million in the first nine months of 2003. In the first nine months of 2004 the margin in this segment, including the effect of derivatives, was 0.17%, compared with 0.26% in the corresponding period of last year. The low margin in this segment is mainly affected by the volume of the credit guaranteed by the State as described above. The decrease in the margin rate in comparison with the corresponding period of 2003 is mainly due to the higher weight of the state guaranteed credit from the total amount of assets in this segment as compared with the prior year.

In the first nine months of 2004 the total average of the monetary assets in all the linkage segments (not including the credit to a certain government company from the State's deposit and guaranteed by the State) amounted to NIS 2,677 million, compared with NIS 4,141 million in the first nine months of 2003, meaning a decline of 35% in the financial assets.

The data presented below shows that in the first nine months of 2004 the Bank succeeded in maintaining a positive margin in all linkage segments, mainly because of the reasons indicated above with respect to the cost of the credit line and the interest policy applied by the Bank.

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ALLOWANCE FOR DOUBTFUL DEBTS - In the first nine months of 2004, the allowance amounted to NIS 49.0 million, compared with NIS 92.6 million in the first nine months of 2003, a decline of 47%. The specific allowance for doubtful debts amounted to NIS 54.6 million, compared with NIS 95.5 million in the first nine months of 2003. The additional allowance for doubtful debts decreased slightly, mainly as a result of the decrease in the volume of non-income bearing debts.

Comparative data on the development of the overall credit risk in respect of problematic borrowers is as follows (1) (in NIS millions):

                                                                       SEPTEMBER 30   SEPTEMBER 30    DECEMBER 31
                                                                          2004           2003           2003
                                                                         -------        -------        -------
                                                                                    AMOUNTS ADJUSTED TO THE EFFECT OF
                                                                         REPORTED      INFLATION IN TERMS OF NIS OF
                                                                         AMOUNTS              DECEMBER 2003
                                                                         -------        ----------------------
Non-income bearing                                                         405.7          624.9          571.6
Restructured (2)                                                           156.7           30.4           34.7
Designated for restructuring (3)                                            20.2           28.1           54.2
Temporarily in arrears                                                     139.9          158.4          102.4
Under special supervision*                                                 458.1          426.5          497.2
                                                                         -------        -------        -------

Total balance sheet credit to problematic borrowers (1)                  1,180.6        1,268.3        1,260.1

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                      139.8          175.1          187.2
Debentures of problematic borrowers                                          -              0.1            0.1
                                                                         -------        -------        -------

Overall credit risk in respect of problematic borrowers (1) (4)          1,320.4        1,443.5        1,447.4
                                                                         =======        =======        =======



* Includes an amount of NIS 161.5 million in respect of debts for which there is a specific allowance (as of September 30, 2003 - NIS 154.6 million and as of December 31, 2003 - NIS 136.1 million).

1) Not including problematic debts that are secured by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an, as yet, unimplemented management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates a decrease in the volume of debts that are classified as non-income bearing. Nonetheless, the proportion of problematic debts to total debts continues to be high in comparison with the total credit of the bank. Since the credit balance is in the process of being significantly reduced, the proportion of problematic debts to total credit is higher than it was in previous quarters. The high amount of the non-income bearing debt will have a negative effect on the Bank's results of operations in the future since the interest revenue in respect of these debts will not be included in financing income, as long as the debts continue to be classified as non-income bearing. The decrease in the volume of non-income bearing debts will somewhat lower this effect.

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OPERATING AND OTHER INCOME - This income amounted to NIS 31.1 million during the first nine months of 2004, compared with NIS 13.7 million in the corresponding period of 2003. The increase in income is mainly due to gains from the investment in shares. These gains amounted to NIS 24.6 million compared with NIS
4.0 million in the first nine months of 2003. On the other hand there has been a decrease in income from operating commissions, which is due to a decline in transactions executed by the customers through the Bank. In the first nine months of 2004 the income from operating commissions amounted to NIS 3.3 million, compared with NIS 4.8 million in the corresponding period of 2003.

The other operating income amounted to NIS 3.2 million, compared with NIS 4.9 million in the corresponding period of 2003. The decline is mainly due to the decrease in the earnings of severance pay funds.

OPERATING AND OTHER EXPENSES - In the first nine months of 2004 these expenses amounted to NIS 35.4 million, compared with NIS 48.9 million in the first nine months of 2003, a decline of 28%.

Salary expenses amounted to NIS 17.2 million, compared with NIS 26.9 million during the first nine months of 2003, a reduction of 36%. The reduction in salary expenses is a result of the reduction in manpower according to the "Run-Off" plan and the complementary efficiency plan.

The salary expenses for the first nine months of 2004 include salary tax in the amount of NIS 2.3 million. The first nine months of 2003 did not include the salary tax that is imposed on a financial institution because of the losses the Bank had in 2003 for purposes of profit tax. Net of the salary tax, the salary expenses amounted to NIS 14.9 million, compared with NIS 26.9 million in the first nine months of 2003, a decrease of 45%. The salary expenses for the third quarter of 2004 amounted to NIS 5.3 million, compared with NIS 9.1 million in the third quarter of 2003 and NIS 5.5 million in the second quarter of 2004.

In the second quarter of 2004 a provision in the amount of NIS 1.7 million for retirement payments expected to be paid to the Deputy General Manager, the General Manager and the Chairman of the Board was cancelled. The provision was cancelled because of the Board of Directors' reevaluation that the three will be employed over the entire period the Bank undertook to employ them.

Maintenance and depreciation expenses amounted to NIS 4.6 million, compared with NIS 10.1 million in the first nine months of 2003. The decrease is mainly due to the Bank moving to new offices at the end of the third quarter of 2003. The size of these offices is considerably smaller than the size of the Bank's previous offices and the cost per square meter is significantly lower than the cost of the previous offices.

The other operating expenses amounted to NIS 15.3 million, compared with NIS
13.9 million in the first nine months of 2003. There was a significant decrease in most of the operating expense items as a result of the complementary efficiency plan. This decrease was offset by the increase in insurance expenses, in legal consultancy fees and in the expenses related to the annual reporting in the USA (to the SEC). In the first nine months of 2004 the other operating expenses included expenses relating to the outsourcing of computer services. In the corresponding period of 2003, employees of the Bank provided these computer services.

INCOME FROM OTHER ITEMS - Beginning from the third quarter of 2002 the financial statements of the Bank do not include any special income from the Ministry of Finance because the Ministry of Finance stopped paying the interest to the Bank on the perpetual deposits.

See Note 5 of the financial statements regarding the cessation of dividend distribution and the interest on the perpetual deposits with the Ministry of Finance.


BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - as of September 30, 2004 amounted to NIS 9,617 million, compared with NIS 10,356 million as of December 31, 2003.

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - amounted to NIS 507 million as of September 30, 2004, compared with NIS 510 million as of December 31, 2003.

TOTAL CREDIT TO THE PUBLIC - as of September 30, 2004 amounted to NIS 8,520 million compared with NIS 9,190 million as of December 31, 2003. The credit data below includes credit guaranteed by the State that was granted to a certain government company out of a deposit of the State in the Bank, the balance of which amounted to NIS 6,466 million as of September 30, 2004, compared with NIS 6,405 million as of December 31, 2003. The increase in the aforementioned credit is due to the increase in the exchange rate of the dollar. Net of such credit, the credit to the public amounts to NIS 2,054 million as of September 30, 2004, compared with NIS 2,785 million as of December 31, 2003. This decrease reflects the policy implemented by the Bank to reduce its credit portfolio and continues the decrease in credit in 2002 and 2003.

DEPOSITS OF THE PUBLIC - amounted to NIS 510 million as at September 30, 2004, compared with NIS 620 million as at December 31, 2003. These deposits are comprised of unlinked deposits in the amount of NIS 239 million, compared with NIS 238 million as at December 31, 2003, of CPI-linked deposits in the amount of NIS 197 million, compared with NIS 275 million as at December 31, 2003, and of foreign currency denominated or linked deposits in the amount of NIS 74 million, compared with NIS 107 million as at December 31, 2003.

DEPOSITS OF THE GOVERNMENT - the balance of Government deposits as at September 30, 2004 amounted to NIS 6,976 million, compared with NIS 6,949 million as at December 31, 2003. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,583 million as at September 30, 2004, compared with NIS 6,545 million as at December 31, 2003. The increase in the Government's foreign currency deposits is due to the increase in the exchange rate of the dollar.

Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of September 30, 2004 amounted to NIS 392 million, compared with NIS 404 million as of December 31, 2003.

DEPOSITS FROM BANKS AND FROM THE BANK OF ISRAEL - the balance of the deposits from banks as at September 30, 2004 amounted to NIS 1,540 million, compared with NIS 2,173 million as at December 31, 2003. Of this amount, an amount of NIS 1,513 million derived from the credit line that was granted to the Bank by the Bank of Israel, compared with NIS 2,091 million as at December 31, 2003. The utilized amount of the credit line is significantly lower than the original framework that was set for the credit line.


ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT POLICY

The Bank's activities as a financial intermediary involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries set by the Board of Directors.

The implementation of this policy is reviewed by a committee, which includes the CEO and members of Management and which usually meets on a weekly basis. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003, this management committee is considered as the risk manager of the Bank.

With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the said set limitations. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes a reference to the exposure limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked; foreign currency denominated and linked; and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficiency levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the report on the Banks' activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the aforementioned management committee, which meets, as noted above, on a weekly basis.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely impaired.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                     FOREIGN
                                                     CURRENCY
                        NON-LINKED      CPI-LINKED  DENOMINATED/  NON-MONETARY
                       SHEKEL SECTOR    SECTOR (*)    LINKED          ITEMS       TOTAL
                           ------         -----        ----           ----        -----
September 30, 2004         (456.4)        865.9        32.5           65.0        507.0
December 31, 2003          (472.8)        887.0        17.9           77.7        509.8

*    Including a perpetual deposit with the Treasury (September 30, 2004 - NIS
     808.9 million; December 31, 2003 - NIS 799.3 million).


REQUEST FOR DISCLOSURE OF DOCUMENTS REGARDING STAMP TAX

On August 30, 2004 the Bank received a request from the Customs and VAT Department of the Ministry of Finance to disclose agreements (including memorandums) that were signed by the Bank after June 1, 2003. The request was made following the amendment of the Stamp Tax Law, which came into effect on June 1, 2003, and which provided the identity of the parties required to pay stamp tax in respect of documents that were subject to the tax but for which no provision had been made until then about who is required to pay it. Management of the Bank, with the assistance of its legal advisors, is examining the significance of the request and its implications. At this early stage, it is not yet possible to evaluate the effect of the request on the Bank, if any. On this matter it is noted that following implementation of the Bank's "Run-off" plan, the Bank has reduced its activities and has actually stopped providing any new credit. Furthermore, it was recently published in the media that the Stamp Tax Law would be gradually cancelled as of January 2005.

PROPOSAL TO AMEND THE VALUE ADDED TAX LAW - 1975

A bill was submitted on October 27, 2004 in which it is proposed to change the definition of salary in the Value Added Tax law so as to include also a retirement grant or a death grant, as well as any amount the employer deposits with an advanced education fund or a provident fund that is not a central severance pay fund, even if according to the provisions of Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was deposited with the advanced education fund or the provident fund. This bill, should it be approved, will affect the salary tax paid in respect of the Bank's payments to its employees, and accordingly the salary expenses of the Bank will increase. There are many unclear matters as to the interpretation of which salary items are subject to the bill.

The Bank is examining the possible implications of the bill, but it is unable to evaluate its effect on the Bank's financial position and results of operations.


CRITICAL ACCOUNTING POLICY

The principal accounting policies which were applied in the Bank's financial statements are described in Note 1 of the annual financial statements.

The implementation of these accounting policies by the Bank's Board of Directors and Management when preparing the financial statements often involves making various evaluations and estimates which affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.

Details relating to the accounting policies regarding critical issues are included in the Board of Directors' report for 2003 in the section relating to critical accounting policy.


ORGANIZATIONAL STRUCTURE AND MANPOWER

As of September 30, 2004, on the basis of full-time positions, the Bank employs a staff of 62, compared with 170 employees as of January 1, 2002 and 79 employees as of December 31, 2003.

During the first nine months of 2004, the Board of Directors held 9 plenum meetings while its subcommittees held 23 meetings.





    ---------------                                        ---------------------
       Uri Galili                                            Dr. Raanan Cohen
    General Manager                                        Chairman of the Board


Tel-Aviv, November 28, 2004

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS*


                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2004
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                NIS MILLIONS                 %              %
                                                           ----------------------          -----          -----
ISRAELI CURRENCY - NON-LINKED
Assets                                                        884.7          15.7           7.29
Effect of derivatives ALM (3)                                 463.1           4.6
                                                            -------         -----
Total assets                                                1,347.8          20.3                          6.16
                                                            -------         -----
Liabilities                                                 1,850.6         (19.3)         (4.24)         (4.24)
                                                            -------         -----          -----          -----
Interest margin                                                                             3.05           1.92
                                                                                           -----          -----

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                        963.4          12.3           5.21           5.21
                                                            -------         -----
Liabilities                                                   596.1          (4.6)         (3.12)
Effect of derivatives ALM (3)                                 181.3          (1.4)
                                                            -------         -----
Total liabilities                                             777.4          (6.0)                        (3.12)
                                                            -------         -----          -----          -----
Interest margin                                                                             2.09           2.09
                                                                                           -----          -----

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      7,136.1         119.4           6.86
Effect of derivatives ALM (3)                                 110.3           0.1
                                                            -------         -----
Total assets                                                7,246.4         119.5                          6.76
                                                            -------         -----
Liabilities                                                 6,776.5        (115.1)         (6.97)
Effect of derivatives ALM (3)                                 392.1          (0.2)
                                                            -------         -----
Total liabilities                                           7,168.6        (115.3)                        (6.59)
                                                            -------         -----          -----          -----
Interest margin                                                                            (0.11)          0.17
                                                                                           -----          -----

TOTAL
Monetary assets                                             8,984.2         147.4           6.73
Effect of derivatives ALM (3)                                 573.4           4.7
                                                            -------         -----
Total monetary assets generating financing income           9,557.6         152.1                          6.52
                                                            -------         -----
Monetary liabilities generating financing expenses          9,223.2        (139.0)         (6.17)
Effect of derivatives ALM (3)                                 573.4          (1.6)
                                                            -------         -----
Total monetary liabilities generating financing
expenses                                                    9,796.6        (140.6)                        (5.87)
                                                            -------         -----          -----          -----
Interest margin                                                                             0.56           0.65
                                                                                           -----          -----


                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2003
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                NIS MILLIONS                 %              %
                                                           ----------------------          -----          -----
ISRAELI CURRENCY - NON-LINKED
Assets                                                      1,288.5          34.5          11.15
Effect of derivatives ALM (3)                                 615.5          10.0
                                                           --------         -----
Total assets                                                1,904.0          44.5                          9.68
                                                           --------         -----
Liabilities                                                 2,333.2         (46.1)         (8.14)         (8.14)
                                                           --------         -----          -----          -----
Interest margin                                                                             3.01           1.54
                                                                                           -----          -----

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                      1,288.4           5.6           1.75           1.75
                                                           --------         -----
Liabilities                                                   993.6           0.3           0.12
Effect of derivatives ALM (3)                                 141.1           0.4
                                                           --------         -----
Total liabilities                                           1,134.7           0.7                          0.25
                                                           --------         -----          -----          -----
Interest margin                                                                             1.87           2.00
                                                                                           -----          -----

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      7,561.7         431.8          24.87
Effect of derivatives ALM (3)                                 173.4           3.4
                                                           --------         -----
Total assets                                                7,735.1         435.2                         24.48
                                                           --------         -----
Liabilities                                                 7,004.4        (414.6)        (25.86)
Effect of derivatives ALM (3)                                 647.8         (13.9)
                                                           --------         -----
Total liabilities                                           7,652.2        (428.5)                       (24.35)
                                                           --------         -----          -----          -----
Interest margin                                                                            (0.99)          0.13
                                                                                           -----          -----

TOTAL
Monetary assets                                            10,138.6         471.9          19.96
Effect of derivatives ALM (3)                                 788.9          13.4
                                                           --------         -----
Total monetary assets generating financing income          10,927.5         485.3                         18.98
                                                           --------         -----
Monetary liabilities generating financing expenses         10,331.2        (460.4)        (19.05)
Effect of derivatives ALM (3)                                 788.9         (13.5)
                                                           --------         -----
Total monetary liabilities generating financing
expenses                                                   10,120.1        (473.9)                       (18.17)
                                                           --------         -----          -----          -----
Interest margin                                                                             0.91           0.81
                                                                                           -----          -----



* For the three months ended September 30, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003.

     For the three months ended September 30, 2003 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.

SEE PAGE 18 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS*

                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2004
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                NIS MILLIONS                 %              %
                                                           ----------------------          -----          -----
In respect of options                                                           -
Financing commissions and other
 financing income                                                             3.7
Other financing expenses                                                     (3.1)
                                                                             ----
Profit from financing operations before
 allowance for doubtful debts                                                12.1
Allowance for doubtful debts (including general
 and supplementary allowance)                                                (9.8)
                                                                             ----
Profit (loss) from financing operations after
 allowance for doubtful debts                                                 2.3
                                                                             ====

Other monetary assets                                         854.9
General and supplementary allowance for
 doubtful debts                                               (78.0)
Non-monetary assets                                            72.6
                                                               ----
Total assets                                                9,833.7
                                                            =======


Other monetary liabilities                                     86.3
Non-monetary liabilities                                        1.5
Capital resources                                             522.7
                                                              -----

Total liabilities and capital resources                     9,833.7
                                                            =======





                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2003
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                NIS MILLIONS                 %              %
                                                           ----------------------          -----          -----

In respect of options                                                         0.4
Financing commissions and other
 financing income                                                             5.9
Other financing expenses                                                     (4.5)
                                                                         --------
Profit from financing operations before
 allowance for doubtful debts                                                13.2
Allowance for doubtful debts (including general
 and supplementary allowance)                                               (25.4)
                                                                         --------
Profit (loss) from financing operations after
 allowance for doubtful debts                                               (12.2)
                                                                         ========

Other monetary assets                                         877.0
General and supplementary allowance for
 doubtful debts                                               (87.1)
Non-monetary assets                                            69.6
                                                           --------
Total assets                                               10,998.1
                                                           ========

Other monetary liabilities                                     95.6
Non-monetary liabilities                                       18.4
Capital resources                                             522.9
                                                           --------

Total liabilities and capital resources                    10,998.1
                                                           ========


* For the three months ended September 30, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003.

     For the three months ended September 30, 2003 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.


SEE PAGE 18 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS


                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2004
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                 $ MILLIONS                  %              %
                                                           ----------------------          -----          -----
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,581.2          27.1           7.03
Effect of derivatives ALM (3)                                  24.4           0.1
                                                            -------           ---
Total assets                                                1,605.6          27.2                          6.95
                                                            -------          ----
Liabilities                                                 1,501.6         (25.5)         (6.97)
Effect of derivatives ALM (3)                                  86.9          (0.1)
                                                            -------          ----
Total liabilities                                           1,588.5         (25.6)                        (6.60)
                                                            -------         -----          -----          -----
Interest margin                                                                             0.06          (0.35)
                                                                                           -----          -----



                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2003
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                 $ MILLIONS                  %              %
                                                           ----------------------          -----          -----
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,747.2          29.6           6.95
Effect of derivatives ALM (3)                                  35.2           1.2
                                                            -------           ---
Total assets                                                1,782.4          30.8                          7.09
                                                            -------           ---
Liabilities                                                 1,619.0         (27.6)         (7.00)
Effect of derivatives ALM (3)                                 131.4          (4.5)
                                                            -------           ---
Total liabilities                                           1,750.4         (32.1)                        (7.54)
                                                            -------         -----          -----          -----
Interest margin                                                                            (0.05)         (0.45)
                                                                                           -----          -----



SEE PAGE 18 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS*







                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2004
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                NIS MILLIONS                 %              %
                                                           ----------------------          -----          -----
ISRAELI CURRENCY - NON-LINKED
Assets                                                        990.0          54.2           7.37
Effect of derivatives ALM (3)                                 556.2          16.8
                                                           --------         -----
Total assets                                                1,546.2          71.0                          6.17
                                                           --------         -----
Liabilities                                                 2,031.3         (66.2)         (4.37)         (4.37)
                                                           --------         -----          -----          -----
Interest margin                                                                             3.00           1.80
                                                                                           -----          -----

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                      1,017.4          52.5           6.94           6.94
                                                           --------         -----
Liabilities                                                   634.9         (22.6)         (4.77)
Effect of derivatives ALM (3)                                 199.4          (7.5)
                                                           --------         -----
Total liabilities                                             834.3         (30.1)                        (4.84)
                                                           --------         -----          -----          -----
Interest margin                                                                             2.17           2.10
                                                                                           -----          -----

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      7,242.8         605.4          11.30
Effect of derivatives ALM (3)                                 133.9          18.1
                                                           --------         -----
Total assets                                                7,376.7         623.5                         11.43
                                                           --------         -----
Liabilities                                                 6,814.9        (579.8)        (11.50)
Effect of derivatives ALM (3)                                 490.7         (28.9)
                                                           --------         -----
Total liabilities                                           7,305.6        (608.7)                       (11.26)
                                                           --------         -----          -----          -----
Interest margin                                                                            (0.20)          0.17
                                                                                           -----          -----

TOTAL
Monetary assets                                             9,250.2         712.1          10.39
Effect of derivatives ALM (3)                                 690.1          34.9
                                                           --------         -----
Total monetary assets generating financing income           9,940.3         747.0                         10.14
                                                           --------         -----
Monetary liabilities generating financing expenses          9,481.1        (668.6)         (9.51)
Effect of derivatives ALM (3)                                 690.1         (36.4)
                                                           --------         -----
Total monetary liabilities generating financing
expenses                                                   10,171.2        (705.0)                        (9.35)
                                                           --------         -----          -----          -----
Interest margin                                                                             0.88           0.79
                                                                                           -----          -----



                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2003
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                NIS MILLIONS                 %              %
                                                           ----------------------          -----          -----
ISRAELI CURRENCY - NON-LINKED
Assets                                                      1,337.6          95.2           9.60
Effect of derivatives ALM (3)                                 701.8          45.0
                                                           --------         -----
Total assets                                                2,039.4         140.2              -           9.27
                                                           --------         -----
Liabilities                                                 2,405.9        (162.9)         (9.13)         (9.13)
                                                           --------         -----          -----          -----
Interest margin                                                                             0.47           0.14
                                                                                           -----          -----

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                      1,403.5          27.9           2.66           2.66
                                                           --------         -----
Liabilities                                                 1,215.1         (10.6)         (1.16)
Effect of derivatives ALM (3)                                  58.6           0.8
                                                           --------         -----
Total liabilities                                           1,273.7          (9.8)                        (1.03)
                                                           --------         -----          -----          -----
Interest margin                                                                             1.50           1.63
                                                                                           -----          -----

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      8,048.8          63.7           1.06
Effect of derivatives ALM (3)                                 186.1           3.5
                                                           --------         -----
Total assets                                                8,234.9          67.2                          1.09
                                                           --------         -----
Liabilities                                                 7,305.2         (34.9)         (0.64)
Effect of derivatives ALM (3)                                 829.3         (15.9)
                                                           --------         -----
Total liabilities                                           8,134.5         (50.8)                        (0.83)
                                                           --------         -----          -----          -----
Interest margin                                                                             0.42           0.26
                                                                                           -----          -----

TOTAL
Monetary assets                                            10,789.9         186.8           2.31
Effect of derivatives ALM (3)                                 887.9          48.5
                                                           --------         -----
Total monetary assets generating financing income          11,677.8         235.3                          2.70
                                                           --------         -----
Monetary liabilities generating financing expenses         10,926.2        (208.4)         (2.55)
Effect of derivatives ALM (3)                                 887.9         (15.1)
                                                           --------         -----
Total monetary liabilities generating financing
expenses                                                   11,814.11       (223.5)                        (2.53)
                                                           --------         -----          -----          -----
Interest margin                                                                            (0.24)          0.17
                                                                                           -----          -----



* For the nine months ended September 30, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003.

     For the nine months ended September 30, 2003 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.

SEE PAGE 18 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS*


                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2004
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                NIS MILLIONS                 %              %
                                                           ----------------------          -----          -----
In respect of options                                                        (0.4)
Financing commissions and other
 financing income                                                            18.1
Other financing expenses                                                     (9.1)
                                                                            -----
Profit from financing operations before
 allowance for doubtful debts                                                50.6
Allowance for doubtful debts (including general
 and supplementary allowance)                                               (49.0)
                                                                            -----
Profit (loss) from financing operations after
 allowance for doubtful debts                                                 1.6
                                                                            =====
Other monetary assets                                         851.9
General and supplementary allowance for
 doubtful debts                                               (78.1)
Non-monetary assets                                            76.5
                                                           --------
Total assets                                               10,100.5
                                                           ========

Other monetary liabilities                                    101.8
Non-monetary liabilities                                        1.8
Capital resources                                             515.8
                                                           --------

Total liabilities and capital resources                    10,100.5
                                                           ========




                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2003
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                NIS MILLIONS                 %              %
                                                           ----------------------          -----          -----
In respect of options                                                         4.9
Financing commissions and other
 financing income                                                            25.2
Other financing expenses                                                    (11.2)
                                                                            -----
Profit from financing operations before
 allowance for doubtful debts                                                30.7
Allowance for doubtful debts (including general
 and supplementary allowance)                                               (92.6)
                                                                            -----
Profit (loss) from financing operations after
 allowance for doubtful debts                                               (61.9)
                                                                            =====
Other monetary assets                                         898.4
General and supplementary allowance for
 doubtful debts                                               (85.8)
Non-monetary assets                                            60.1
                                                           --------
Total assets                                               11,662.6
                                                           ========

Other monetary liabilities                                    139.0
Non-monetary liabilities                                       11.8
Capital resources                                             585.6
                                                           --------

Total liabilities and capital resources                    11,662.6
                                                           ========

* For the nine months ended September 30, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003.

     For the nine months ended September 30, 2003 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.


SEE PAGE 18 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2004
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                 $ MILLIONS                  %              %
                                                           ----------------------          -----          -----

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,607.4          81.3           6.80
Effect of derivatives ALM (3)                                  29.7           0.2
                                                           --------         -----
Total assets                                                1,637.1          81.5                          6.69
                                                           --------         -----
Liabilities                                                 1,512.4         (77.8)         (6.92)
Effect of derivatives ALM (3)                                 109.0          (0.6)
                                                           --------         -----
Total liabilities                                           1,621.4         (78.4)                        (6.50)
                                                           --------         -----          -----          -----
Interest margin                                                                            (0.12)          0.19
                                                                                           -----          -----





                                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                           --------------------------------------------------------
                                                                                    2003
                                                          ---------------------------------------------------------
                                                                                       RATE OF INCOME  RATE OF INCOME
                                                                                         (EXPENSES)     (EXPENSES)
                                                                           FINANCING    NOT INCLUDING    INCLUDING
                                                           AVERAGE          INCOME      THE EFFECT OF  THE EFFECT OF
                                                          BALANCE(2)      (EXPENSES)     DERIVATIVES    DERIVATIVES
                                                          ----------      ----------     -----------    -----------
                                                                 $ MILLIONS                  %              %
                                                           ----------------------          -----          -----
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,777.0          86.0           6.50
Effect of derivatives ALM (3)                                  41.3           1.5
                                                           --------         -----
Total assets                                                1,818.3          87.5                          6.47
                                                           --------         -----
Liabilities                                                 1,614.0         (80.0)         (6.66)
Effect of derivatives ALM (3)                                 184.0          (6.5)
                                                           --------         -----
Total liabilities                                           1,798.0         (86.5)                        (6.47)
                                                           --------         -----          -----          -----
Interest margin                                                                            (0.16)          0.00
                                                                                           -----          -----





FOOTNOTES:

(1) The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of specific allowances for doubtful debts.

(3) Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

KPMG

     Somekh Chaikin

     Mail address         Office address               Telephone  972 3 684 8000
     PO Box 609           KPMG Millennium Tower        Fax  972 3 684 8444
     Tel-Aviv 61006       17 Ha'arba'a Street
     Israel               Tel Aviv 61070
                          Israel


The Board of Directors
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Dear Sirs,

RE: REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2004

At your request, we reviewed the condensed interim balance sheet of The Industrial Development Bank of Israel Limited, as of September 30, 2004 and the condensed interim statement of income, and condensed interim statement of shareholders' equity for the nine and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.

We would call attention to the following:

A.   Note 1 of the interim financial statements which deals with:

     1. The severe liquidity problems the Bank encountered in August 2002, which were caused by increased withdrawals of public deposits, and which raise doubts as to the ability of the Bank to continue operating as a banking institution. Following these liquidity problems, on August 22, 2002, the Bank petitioned the Governor of the Bank of Israel with a request for an extraordinary credit line.

KPMG

     2. An interest-bearing extraordinary credit line that was provided by the Bank of Israel against the recording of a floating first-degree pledge on all the Bank's assets, except for certain assets, in favor of the Bank of Israel, the terms of the credit line as specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003 and in the clarifications to the letters as specified in the letter of the Supervisor of Banks from March 4, 2004, all as detailed in the aforementioned note.

     3. The decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the controlled sale of the Bank's credit assets and the decision of the Ministerial Committee for Social and Economic Affairs (Social and Economic Cabinet) regarding approval of the "Run-Off" plan (hereinafter - the Government decision adopting the "Run-Off" plan), all as detailed in the aforementioned note.


     The ability of the Bank to repay its liabilities is contingent upon the continuation of the extraordinary credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan. In the event that the controlled disposal of the Bank's credit assets is completed, the Bank will cease operating as a banking institution under its present format.

B. Note 4 of the condensed interim financial statements regarding the minimum capital ratio of the Bank as of September 30, 2004, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C. Note 6 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its senior officers, all as detailed in the aforementioned note.

The condensed financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking institution in its present format.


Somekh Chaikin
Certified Public Accountants (Isr.)


November 28, 2004

CONDENSED BALANCE SHEETS
-------------------------------------------------------------------------------


                                                        SEPTEMBER 30           DECEMBER 31
                                                   ----------------------
                                                     2004          2003           2003
                                                   --------      --------       --------
                                                 (UNAUDITED)   (UNAUDITED)     (AUDITED)
                                                   --------      --------       --------
                                                            AMOUNTS ADJUSTED TO THE EFFECT OF
                                                   REPORTED     INFLATION IN TERMS OF NIS
                                                   AMOUNTS(*)       OF DECEMBER 2003
                                                   --------      -----------------------
                                                 NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                   --------      --------       --------
ASSETS

Cash and deposits with banks                          110.4         101.3          143.9

Securities                                             65.7          81.2           85.4

Credit to the public                                8,519.5       9,526.8        9,189.6

Credit to governments                                  84.2         139.0          105.2

Fixed assets                                            2.3           5.7            4.7

Other assets                                           26.2          33.2           28.2

Perpetual deposits with the Israeli Treasury          808.9         801.7          799.3
                                                   --------      --------       --------

                                                   --------      --------       --------
Total assets                                        9,617.2      10,688.9       10,356.3
                                                   ========      ========       ========

(*) Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.



    ----------------          -----------------          ----------------
    DR. RAANAN COHEN             URI GALILI                RIMON SHMAYA
  Chairman of the Board        General Manager             Comptroller

November 28, 2004

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------


                                                            SEPTEMBER 30              DECEMBER 31
                                                    -------------------------
                                                      2004             2003              2003
                                                    --------         --------          --------
                                                  (UNAUDITED)      (UNAUDITED)        (AUDITED)
                                                    --------         --------          --------
                                                                  AMOUNTS ADJUSTED TO THE EFFECT OF
                                                    REPORTED          INFLATION IN TERMS OF NIS
                                                   AMOUNTS(*)             OF DECEMBER 2003
                                                    --------         --------------------------
                                                  NIS MILLIONS     NIS MILLIONS      NIS MILLIONS
                                                    --------         --------          --------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                 509.7            657.3             620.0

Deposits of banks                                    1,540.3          2,172.7           2,172.7

Deposits of the Government                           6,975.6          7,238.2           6,949.3

Perpetual deposit                                        0.1              0.1               0.1

Capital notes                                           29.4             29.1              28.2

Other liabilities                                       55.1             79.1              76.2
                                                    --------         --------          --------

Total liabilities                                    9,110.2         10,176.5           9,846.5
                                                    --------         --------          --------

Non-participating shares                               321.6            317.4             314.2

Shareholders' equity                                   185.4            195.0             195.6
                                                    --------         --------          --------

                                                    --------         --------          --------
Total liabilities and shareholders' equity           9,617.2         10,688.9          10,356.3
                                                    ========         ========          ========


(*) Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                                                                        YEAR ENDED
                                      THREE MONTHS ENDED SEPTEMBER 30  NINE MONTHS ENDED SEPTEMBER 30   DECEMBER 31
                                          ---------------------          ----------------------
                                           2004           2003            2004            2003            2003
                                          ------         ------          ------          ------          ------
                                        (UNAUDITED)    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)       (AUDITED)
                                          ------         ------          ------          ------          ------
                                       NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                          ------         ------          ------          ------          ------
Profit from financing operations
 before allowance for doubtful
 debts                                      12.1           13.2            50.6            30.7            70.1
Allowance for doubtful debts                 9.8           25.4            49.0            92.6           129.8
                                          ------         ------          ------          ------          ------

Profit (loss) from financing
 operations after allowance
 for doubtful debts                          2.3          (12.2)            1.6           (61.9)          (59.7)
                                          ------         ------          ------          ------          ------

OPERATING AND OTHER INCOME
Operating commissions                        1.4            1.2             3.3             4.8             6.5
Gains from investments in shares             8.2              -            24.6             4.0            10.3
Other income                                 0.9            0.9             3.2             4.9             5.5
                                          ------         ------          ------          ------          ------
Total operating and other income            10.5            2.1            31.1            13.7            22.3
                                          ------         ------          ------          ------          ------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                5.3            9.1            17.2            26.9            32.2
Retirement of employees                        -              -            (1.7)           (2.0)              -
Maintenance and depreciation of
 premises and equipment                      1.7            2.9             4.6            10.1            11.8
Other expenses                               5.2            4.7            15.3            13.9            20.7
                                          ------         ------          ------          ------          ------
Total operating and other
 expenses                                   12.2           16.7            35.4            48.9            64.7
                                          ------         ------          ------          ------          ------
Operating profit (loss) before
 taxes on income                             0.6          (26.8)           (2.7)          (97.1)         (102.1)
Erosions and adjustments**                     -            0.6               -            (3.4)           (4.5)
                                          ------         ------          ------          ------          ------
Operating profit (loss) before
 taxes on income                             0.6       ***(26.2)           (2.7)      ***(100.5)      ***(106.6)
Tax provision (tax benefit) on
 operating loss                                -           ***-               -         ***(2.7)        ***(2.7)
                                          ------         ------          ------          ------          ------

Operating profit (loss) after
 taxes on income                             0.6       ***(26.2)           (2.7)       ***(97.8)      ***(103.9)
                                          ------         ------          ------          ------          ------

OTHER ITEMS
Equity in losses of an
affiliate,
 net of related tax                            -        ***(0.4)              -         ***(0.4)        ***(0.4)
Capital gain (loss), net                       -           ***-             0.2          ***0.1         ***(0.1)
                                          ------         ------          ------          ------          ------
Total income from other items                  -        ***(0.4)            0.2         ***(0.3)        ***(0.5)
                                          ------         ------          ------          ------          ------
NET EARNINGS (LOSS)                          0.6       ***(26.6)           (2.5)       ***(98.1)      ***(104.4)
                                          ======         ======          ======          ======          ======

NET EARNINGS (LOSS) IN NIS PER
 AN AMOUNT EQUAL TO US$1 OF
 THE PAR VALUE OF -
"C", "CC" and "CC1" preference
 shares                                     0.01          (0.46)          (0.04)          (1.68)          (1.79)
"A" ordinary shares                         0.01          (0.46)          (0.04)          (1.68)          (1.79)
Preferred ordinary shares                   0.01          (0.46)          (0.04)          (1.68)          (1.79)


* For the periods ended September 30, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003. For comparative periods - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.

** Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses that were included in the operating results before taxes on income in reported amounts.

***  Amounts adjusted to the effect of inflation in terms of NIS of December
     2003.

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                THREE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
                                             -------------------------------------------------------------------------------------
                                                                              REPORTED AMOUNTS*
                                             -------------------------------------------------------------------------------------
                                                                                           ADJUSTMENTS
                                                            ACCUMULATED     ACCUMULATED       FROM
                                                           DIFFERENCE ON   DIFFERENCE ON  PRESENTATION OF
                                          SHARE CAPITAL   TRANSLATION OF    TRANSLATION    AVAILABLE FOR-                   TOTAL
                                           AND PREMIUM     DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES ACCUMULATED  SHAREHOLDERS'
                                            ON SHARES         DEPOSIT         DEPOSIT     AT FAIR VALUE      LOSS          EQUITY
                                             -------          -------         -------        -------       -------         -------
                                                                                 NIS MILLIONS
                                             -------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE PERIOD                                1,199.4           (697.5)          191.3            7.9        (510.0)          191.1
Net earnings for the period                        -                -               -              -           0.6             0.6
Adjustments from
presentation of
available-for
sale securities at fair value                      -                -               -           (7.4)            -            (7.4)
Translation differences
relating to a perpetual deposit                    -                -             1.1              -             -             1.1
                                             -------          -------         -------        -------       -------         -------
BALANCE AS AT THE END OF THE PERIOD          1,199.4           (697.5)          192.4            0.5        (509.4)          185.4
                                             =======          =======         =======        =======       =======         =======


                                                              THREE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
                                             -------------------------------------------------------------------------------------
                                                  AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF NIS OF DECEMBER 2003
                                             -------------------------------------------------------------------------------------
                                                                                           ADJUSTMENTS
                                                            ACCUMULATED     ACCUMULATED       FROM
                                                           DIFFERENCE ON   DIFFERENCE ON  PRESENTATION OF
                                          SHARE CAPITAL   TRANSLATION OF    TRANSLATION    AVAILABLE FOR-                   TOTAL
                                           AND PREMIUM     DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES ACCUMULATED  SHAREHOLDERS'
                                            ON SHARES         DEPOSIT         DEPOSIT     AT FAIR VALUE      LOSS          EQUITY
                                             -------          -------         -------        -------       -------         -------
                                                                                 NIS MILLIONS
                                             -------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE PERIOD                                1,199.4           (697.5)          202.5             8.7        (474.0)          239.1
Net loss for the period                            -                -               -               -         (26.6)          (26.6)
Adjustments from
presentation of
available-for
sale securities at fair value                      -                -               -            (4.3)            -            (4.3)
Translation differences
relating to a perpetual deposit                    -                -           (13.2)              -             -           (13.2)
                                             -------          -------         -------         -------       -------         -------
BALANCE AS AT THE END OF THE PERIOD          1,199.4           (697.5)          189.3             4.4        (500.6)          195.0
                                             =======          =======         =======         =======       =======         =======

                                                               NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
                                             -------------------------------------------------------------------------------------
                                                                              REPORTED AMOUNTS*
                                             -------------------------------------------------------------------------------------
                                                                                           ADJUSTMENTS
                                                            ACCUMULATED     ACCUMULATED       FROM
                                                           DIFFERENCE ON   DIFFERENCE ON  PRESENTATION OF
                                          SHARE CAPITAL   TRANSLATION OF    TRANSLATION    AVAILABLE FOR-                   TOTAL
                                           AND PREMIUM     DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES ACCUMULATED  SHAREHOLDERS'
                                            ON SHARES         DEPOSIT         DEPOSIT     AT FAIR VALUE      LOSS          EQUITY
                                             -------          -------         -------        -------       -------         -------
                                                                                 NIS MILLIONS
                                             -------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE PERIOD (AUDITED)                      1,199.4           (697.5)          190.2           10.4         (506.9)          195.6
Net loss for the period                            -                -               -              -           (2.5)           (2.5)
Adjustments from
presentation of
available-for
sale securities at fair value                      -                -               -           (9.9)             -            (9.9)
Translation differences
relating to a perpetual deposit                    -                -             2.2              -              -             2.2
                                             -------          -------         -------        -------        -------         -------
BALANCE AS AT THE END OF THE PERIOD          1,199.4           (697.5)          192.4            0.5         (509.4)          185.4
                                             =======          =======         =======        =======        =======         =======

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------


                                                             NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
                                             -------------------------------------------------------------------------------------
                                                   AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF NIS OF DECEMBER 2003
                                             -------------------------------------------------------------------------------------
                                                                                           ADJUSTMENTS
                                                            ACCUMULATED     ACCUMULATED       FROM
                                                           DIFFERENCE ON   DIFFERENCE ON  PRESENTATION OF
                                          SHARE CAPITAL   TRANSLATION OF    TRANSLATION    AVAILABLE FOR-                   TOTAL
                                           AND PREMIUM     DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES ACCUMULATED  SHAREHOLDERS'
                                            ON SHARES         DEPOSIT         DEPOSIT     AT FAIR VALUE      LOSS          EQUITY
                                             -------          -------         -------        -------       -------         -------
                                                                                 NIS MILLIONS
                                             -------------------------------------------------------------------------------------
BALANCE AS AT THE BEGINNING
OF THE PERIOD (AUDITED)                      1,199.4           (697.5)          171.5            4.8        (402.5)          275.7
Net loss for the period                            -                -               -              -         (98.1)          (98.1)
Adjustments from
presentation of
available-for
sale securities at fair value                      -                -               -           (0.4)            -            (0.4)
Translation differences
relating to a perpetual deposit                    -                -            17.8              -             -            17.8
                                             -------          -------         -------        -------       -------         -------
BALANCE AS AT THE END OF THE PERIOD          1,199.4           (697.5)          189.3            4.4        (500.6)          195.0
                                             =======          =======         =======        =======       =======         =======

                                                                     YEAR ENDED DECEMBER 31, 2003 (AUDITED)
                                             -------------------------------------------------------------------------------------
                                                   AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF NIS OF DECEMBER 2003
                                             -------------------------------------------------------------------------------------
                                                                                           ADJUSTMENTS
                                                            ACCUMULATED     ACCUMULATED       FROM
                                                           DIFFERENCE ON   DIFFERENCE ON  PRESENTATION OF
                                          SHARE CAPITAL   TRANSLATION OF    TRANSLATION    AVAILABLE FOR-                  TOTAL
                                           AND PREMIUM     DOLLAR LINKED   OF CPI LINKED  SALE SECURITIES ACCUMULATED  SHAREHOLDERS'
                                            ON SHARES         DEPOSIT         DEPOSIT     AT FAIR VALUE      LOSS          EQUITY
                                             -------          -------         -------        -------       -------         -------
                                                                                 NIS MILLIONS
                                             -------------------------------------------------------------------------------------
BALANCE AS AT BEGINNING OF YEAR
Net loss for the year                      1,199.4            (697.5)           171.5             4.8       (402.5)        275.7
Adjustments from                                 -                 -                -               -       (104.4)       (104.4)
presentation of
available-for-
sale securities at fair value                    -                 -                -             5.6            -           5.6
Translation differences relating
to a perpetual deposit                           -                 -             18.7               -            -          18.7
                                           -------           -------          -------         -------      -------       -------
BALANCE AS AT END OF YEAR                  1,199.4            (697.5)           190.2            10.4       (506.9)        195.6
                                           =======           =======          =======         =======      =======       =======

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK, THE RUN-OFF PLAN AND THE EXTRAORDINARY CREDIT LINE FROM THE BANK OF ISRAEL

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank petitioned the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

Following the liquidity problems of the Bank the Government resolved (that was adopted by the Bank's Board of Directors) to sell the assets and liabilities portfolio of the Bank within a number of months, a described at length below.

On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity needs, and against this credit framework, the consent of the Finance Ministry that the State's deposits with the Bank would be subordinated to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On August 26, 2002, the Board of Directors of the Bank also resolved to approve the sale of the Bank's banking activity.

On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (assets and liabilities portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the Board of Directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002.

In light of the difficulties that arose with regard to selling the assets and liabilities portfolio of the Bank "all or nothing", the Ministerial Committee for Social and Economic Affairs (Social and Economic Cabinet) decided on July 29, 2003 to approve the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The main principles of the decision are as follows:

o The assets of the Bank are to be sold in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

o The Government has noted before it the announcement of the Governor of the Bank of Israel regarding his consent to continue to place a credit line at the disposal of the Bank for a period of 36 months, at an interest rate not exceeding (from then on) the interest rate of Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK, THE RUN-OFF PLAN AND THE EXTRAORDINARY CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

o The Bank will not use the extraordinary credit line or other sources for the purpose of providing new credit.

o If after 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

o The Government has noted before it the announcement of the Bank of Israel that it will consider limiting the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative plan for selling the assets and liabilities portfolio of the Bank, "all or nothing" or by some other sale methods, along with implementation of the plan.

It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of selling the assets of the Bank within 36 months in a controlled process.

The Bank is presently in the process of implementing the "Run-off" plan as described below.

THE RUN-OFF PLAN

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a controlled sale of the Bank's credit assets by the end of 2006 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the extraordinary credit line by the Bank of Israel.

In this respect, the Board of Directors also approved the extensive and detailed efficiency plan formulated by the Bank Management, which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and its activities concentrate on collection of the existing credit.

As part of the implementation of its plans, the Bank has reduced and/or ceased activities it previously conducted. The Bank has completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

The ability of the Bank to repay its liabilities is contingent upon the continuation of the extraordinary credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK, THE RUN-OFF PLAN AND THE EXTRAORDINARY CREDIT LINE FROM THE BANK OF ISRAEL
        (CONT'D)

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.

EXTRAORDINARY CREDIT LINE FROM THE BANK OF ISRAEL

The terms of the extraordinary line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

The principal terms (as arising from combining together all the aforementioned letters) are as follows:

o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the extraordinary credit line and realizing its credit portfolio, subject to its meeting the credit line decline forecast.

o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of Bank of Israel, provided that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

o The Bank will be required to pay a commission at the annual rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

o Total credit to the public will not exceed its balance as at July 31, 2003 and it will decrease. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

o Limitations were set on the Bank's volume of activity with respect to the receipt of deposits.

o The granting of the extraordinary credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002).

The utilized balance of the extraordinary credit line from the Bank of Israel (not including interest accrued but not yet charged) as of September 30, 2004 was NIS 1,496 million.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICY

A. The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as of December 31, 2003, except for the changes detailed in B and C below. These financial statements should be read in conjunction with the annual financial statements as of December 31, 2003 and for the year then ended, together with their accompanying notes.


B.   Definitions

     In these financial statements -

     ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public Accountants in Israel.

     REPORTED AMOUNT - The adjusted amount as at the date of transition with the addition of amounts in nominal values that were added after the transition and less amounts eliminated after the date of transition.

     DATE OF TRANSITION - December 31, 2003.

     ADJUSTED FINANCIAL REPORT - The financial report in amounts adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public Accountants in Israel.


C.   Financial statements in reported amounts

     GENERAL

     In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements will be discontinued as of January 1, 2004. Up to December 31, 2003, the Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the opinions of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

     BALANCE SHEET

     Non-monetary items are stated at reported amounts.

     Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 2 - ACCOUNTING POLICY (CONT'D)

     Amounts of non-monetary assets do not necessarily reflect their realizable value or updated economic value, but only the reported amounts of such assets.

     The term "cost" in these financial statements means the reported amount of cost.

     STATEMENTS OF INCOME

     1. Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are calculated as the difference between the reported amount of the opening balance and the reported amount of the closing balance.

     2. All other operating items are stated at their nominal historical values.

     COMPARATIVE DATA

     STATEMENT OF INCOME - In light of the significance attributed by the Supervisor of Banks to the income and expenses from financial instruments that are included in the business results of banking institutions, and so that the readers of the financial statements will be able to examine the quarterly data for 2004 in comparison with the corresponding periods of 2003 (hereinafter - the comparative financial statements), the Supervisor of Banks issued transitional directives regarding the interim financial statements of 2004 in reported amounts. In accordance with these transitional directives the statement of income for the three months and nine months ended September 30, 2004 were prepared in reported amounts, as provided in Standard 12 of the Israel Accounting Standards Board regarding discontinuance of the adjustment of financial statements.

     The comparative statements of income are presented as follows:

     The statement of income items up to and including the operating profit before taxes are adjusted to the effect of inflation according to the CPI of December 2002.

     Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses included in the operating profit before taxes are presented as one amount in a separate line before the item of the operating profit before taxes.

     The statement of income items included after the operating profit before taxes in reported amounts are adjusted to the effect of inflation according to the CPI of December 2003.

     BALANCE SHEET AND STATEMENT OF SHAREHOLDERS' EQUITY - The comparative figures of the balance sheet and the statement of shareholders' equity are presented adjusted to inflation in terms of NIS of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICY (CONT'D)

D. As of January 1, 2003, the Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities that were provided in a circular issued by the Supervisor of Banks on January 1, 2001. The directives in the circular are based on the principles stipulated in U.S. accounting standard FAS 133. In accordance with these directives, as of January 1, 2003 the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is posted to income or included in the shareholders' equity as a component of other comprehensive income, according to the designation of the instrument.

     The effect of the change in the aforementioned accounting policy on the financial statements was immaterial.


E. In July 2004, the Israel Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In the Bank's estimation, the impact of the Standard on its results of operations, financial position and cash flows will not be material. With respect to certain matters relating to the accounting treatment of taxes on income, including the matter of recognizing a deferred tax asset in respect of carryforward losses and temporary differences, directives of the Supervisor of Banks contain additional restrictions. With respect to these matters the Bank is subject also to the additional restrictions provided in the directives of the Supervisor of Banks.

NOTE 3 - EXEMPTION FROM THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

     Further to that mentioned in Note 1E of the Bank's financial statements as at December 31, 2003, the Bank's financial statements do not include an additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of segment indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on its results of operations.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 4 - CAPITAL ADEQUACY

On September 30, 2004, the Bank's minimum capital ratio was negative and was (0.70%), compared with (0.24%) on December 31, 2003 and with the 9% stipulated in Proper Banking Procedures.


NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares, was deposited by the Bank with the Ministry of Finance in perpetual deposits (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at an annual rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

The Bank ended the years 2001, 2002 and 2003 with a loss and, commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

o The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

o    Non-existence of distributable profits under the Companies Law.

o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.

o The prohibition on distribution of dividends according to the Directives of Proper Banking Procedures, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 5 - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES  (CONT'D)

o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "there is no room to distribute a dividend at this time". Nevertheless, the Supervision of the Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of the Banks added that a copy of the letter was being transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to it due to the non-distribution of the dividend should be accrued to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they promptly issue their positions in this matter.

In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders sent by the Bank, the requested clarification has still not been obtained. The Bank made further requests on this matter during May, August and November 2004, but as yet there has been no response.

The Board of Directors has discussed the matter of the dividend on these preferred shares a number of times, and having discussed the considerations and circumstances described above it decided to sustain its previous decision to refrain from distributing additional dividends at this time.

The amount of the dividend in respect of the aforementioned preferred shares is NIS 87.1 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS 9.0 million is in respect of the third quarter of 2004 and an amount of NIS 27.0 million is in respect of the first nine months of 2004.

On September 28, 2004 various financial bodies that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. See Note 6 below for additional details regarding this originating motion.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - LEGAL CLAIMS

A number of legal claims are pending against the Bank. Management of the Bank believes on the basis of the evaluations of its legal counsel that the financial statements of the Bank include provisions that sufficiently cover any possible damages stemming from claims that are unlikely to be rejected or be cancelled either fully or partially.

Presented below are details of the legal claims for significant amounts (including a motion to certify a claim as a class action) that are pending against the Bank:

1) In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
     409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy, the quality thereof, the credit approval proceedings, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit, but it has not yet been notified of their position regarding the insurance coverage. The defendants filed a request to have the suit summarily dismissed on the grounds that the plaintiff should have filed a request for approval of the claim as a derivative claim. The Court accepted the position of the defendants and ordered the plaintiff to submit a request for approval of the claim as a derivative claim. The request to approve the claim as a derivative claim was submitted on December 7, 2003 but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the request has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative action the Bank's exposure in respect thereto is only for expenses.

2) In October 2002, a class action suit was filed against the Bank, against the State of Israel (as the controlling shareholder in the Bank), and against 17 former and current senior officers of the Bank, together with a petition to have the suit approved as a class action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - "Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The insurers carrying the directors and senior officers liability insurance policy have not yet notified the Bank of their position regarding the insurance coverage of the Bank. The Bank handed over the care of the suit and the petition to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the petition to have the suit approved as a class action.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - LEGAL CLAIMS (CONT'D)

3) In September 2004, 27 different financial bodies that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, that this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank meeting the solvency test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank handed over the care of the originating motion to an attorney acting on its behalf. In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure following this request, based on the assumption that if the Court accepts the request and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

4) In September 2004, a company that is a customer of the Bank and its shareholders filed an originating motion with the Tel Aviv District Court, in which the Court is petitioned to declare that the company and its shareholders that are guarantors to its debts do not owe the Bank any amounts (whereas on the books of the Bank the debt of the company and its shareholders amounts to NIS 63 million), that the Bank is required to return to the guarantor shareholders the value of the private assets they invested in the company, that the chairman and the 12 members who served on the Bank's board in 1997-2001 were negligent in the fulfillment of their duties in that they allowed the Bank to provide financing for the construction of the company's hotel, and that after all their private assets are returned to the guarantors, the Bank will be entitled to receive the hotel. The Bank handed over the care of the originating motion to attorneys acting on its behalf, who in the name of the Bank filed with the Court a request to summarily dismiss the originating motion.

5) In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Labor Court in the total amount (for both of them) of NIS 2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of Finance Commissioner of Wages with respect to the non-approval of these payments. Alternatively the aforementioned plaintiffs request the salary raises they claim to have forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf.

6) In March 2004 three companies that are customers of the Bank filed a claim for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings (against one of which a ruling was handed down in favor of the Bank and an appeal is pending), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - LEGAL CLAIMS (CONT'D)

7) In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

8) In February 2003, the Bank was served with a suit in which a company that had received from the Bank government-guaranteed loans in the 1990s claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee, but the request has not yet been deliberated. The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage. Nevertheless, the attorneys of the insurer carrying the Bank's banking policy have notified the Bank that following an initial examination it is possible that the claim or part of it are not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf.

9) In August 2000 a suit was filed against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $
     18.7 million According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

10) In December 1999 the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. (hereinafter - "Mizrahi") against the Bank and against ten additional parties, as part of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing surveys which were relied upon in the issuance of letters of approval to the said group of companies, and therefore the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage of the proceedings, which makes it difficult to make a definitive evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank believes, on the basis of its legal counsel's opinion, that the Bank will not suffer any monetary damages in respect of the said notice.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - LEGAL CLAIMS (CONT'D)

11) The Bank has been informed by a number of parties of their intention to file suit against the Bank and/or senior officers of the Bank and/or the Bank's shareholders in connection with the events which occurred in the Bank.

12) There are a number of other pending monetary suits against the Bank in the total amount of NIS 3.8 million which are not described above.

NOTE 7 - REQUEST FOR DISCLOSURE OF DOCUMENTS REGARDING STAMP TAX

On August 30, 2004 the Bank received a request from the Customs and VAT Department of the Ministry of Finance to disclose agreements (including memorandums) that were signed by the Bank after June 1, 2003. The request was made following the amendment of the Stamp Tax Law, which came into effect on June 1, 2003, and which provided the identity of the parties required to pay stamp tax in respect of documents that were subject to the tax but for which no provision had been made until then about who is required to pay it. Management of the Bank, with the assistance of its legal advisors, is examining the significance of the request and its implications. At this early stage, it is not yet possible to evaluate the effect of the request on the Bank, if any. On this matter it is noted that following implementation of the Bank's "Run-off" plan, the Bank has reduced its activities and has actually stopped providing any new credit. Furthermore, it was recently published in the media that the Stamp Tax Law would be gradually cancelled as of January 2005.

NOTE 8 - PROPOSAL TO AMEND THE VALUE ADDED TAX LAW - 1975

A bill was submitted on October 27, 2004 in which it is proposed to change the definition of salary in the Value Added Tax law so as to include also a retirement grant or a death grant, as well as any amount the employer deposits with an advanced education fund or a provident fund that is not a central severance pay fund, even if according to the provisions of Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was deposited with the advance education fund or the provident fund. This bill, should it be approved, will affect the salary tax paid in respect of the Bank's payments to its employees, and accordingly the salary expenses of the Bank will increase. There are many unclear matters as to the interpretation of which salary items are subject to the bill.

The Bank is examining the possible implications of the bill, but it is unable to evaluate its effect on the Bank's financial position and results of operations.

                               The Industrial Development Bank of Israel Limited

ANNEX A - PROFIT FROM FINANCING ACTIVITIES BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                 FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                        SEPTEMBER 30               SEPTEMBER 30
                                                     ------------------        ------------------
                                                     2004          2003        2004          2003
                                                     -----        -----        -----        -----
                                                        (UNAUDITED)               (UNAUDITED)
                                                     ------------------        ------------------
                                                        NIS MILLIONS              NIS MILLIONS
                                                     ------------------        ------------------
A. IN RESPECT OF ASSETS
   From credit to the public                         146.2        464.9        704.8        190.8
   From credit to governments                          0.3          5.4          3.7         (4.1)
   From deposits with the Bank of Israel                 -          0.2          0.1          0.3
   From deposits with banks                            0.7          1.4          3.1         (1.1)
   From debentures                                     0.2            -          0.4          0.9
                                                     -----        -----        -----        -----

                                                     147.4        471.9        712.1        186.8
                                                     -----        -----        -----        -----

B. IN RESPECT OF LIABILITIES
   On deposits of the public                          (5.1)       (20.2)       (23.0)       (38.3)
   On deposits of the Government                    (116.9)      (390.9)      (584.6)        (7.9)
   On deposits of the Bank of Israel                 (16.9)       (40.9)       (57.6)      (166.9)
   On deposits of banks                               (0.1)        (8.4)        (3.4)         4.7
                                                     -----        -----        -----        -----

                                                    (139.0)      (460.4)      (668.6)      (208.4)
                                                     -----        -----        -----        -----

C. IN RESPECT OF DERIVATIVE FINANCIAL
   INSTRUMENTS
   Income (expenses) net in respect of
   financial derivatives ALM **                        3.1          0.3         (1.9)        38.3
                                                     -----        -----        -----        -----
                                                       3.1          0.3         (1.9)        38.3
                                                     -----        -----        -----        -----

D. OTHER
   Commissions from financing transactions             3.4          3.4         10.9         12.7
   Collection of interest on problematic debts           -          0.3          5.8          1.7
   Gains on sale of available for sale
   debentures                                          0.1          0.5          0.3          0.6
   Other financing income                              0.2          1.7          1.1         10.2
   Other financing expenses                           (3.1)        (4.5)        (9.1)       (11.2)
                                                     -----        -----        -----        -----

                                                       0.6          1.4          9.0         14.0
                                                     -----        -----        -----        -----
   TOTAL PROFIT FROM FINANCING ACTIVITIES
    BEFORE ALLOWANCE FOR DOUBTFUL DEBTS               12.1         13.2         50.6         30.7
                                                     =====        =====        =====        =====


* For the periods ended September 30, 2004 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2003.

     For the periods ended September 30, 2003 - discontinuance of the adjustment to the effect of inflation according to the CPI of December 31, 2002.

** Derivative financial instrument which are part of the Bank's asset and liability management system and which were not designated for hedging purposes.

                               The Industrial Development Bank of Israel Limited

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

                                                     FOR THE THREE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)
                                --------------------------------------------------------------------------------------------
                                                                                AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION
                                           REPORTED AMOUNTS (***)                     IN TERMS OF NIS OF DECEMBER 2003
                                --------------------------------------------    --------------------------------------------
                                                    2004                                            2003
                                --------------------------------------------    --------------------------------------------
                                  SPECIFIC     SUPPLEMENTARY                     SPECIFIC      SUPPLEMENTARY
                                ALLOWANCE (*)  ALLOWANCE (**)      TOTAL       ALLOWANCE (*)   ALLOWANCE (**)      TOTAL
                                ------------    ------------    ------------    ------------    ------------    ------------
                                NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                ------------    ------------    ------------    ------------    ------------    ------------
BALANCE OF ALLOWANCE AT
THE BEGINNING OF THE
PERIOD                             713.0            78.0          791.0           667.5            86.5          754.0
                                   -----           -----          -----           -----           -----          -----
Allowance provided
during the period                   14.9             0.3           15.2            35.0             1.6           36.6
Reduction of allowance                 -            (5.4)          (5.4)           (1.9)           (8.4)         (10.3)
                                   -----           -----          -----           -----           -----          -----
Amount charged to
statement of income                 14.9            (5.1)           9.8            33.1            (6.8)      ****26.3
                                   -----           -----          -----           -----           -----          -----

Debts written off                  (25.7)              -          (25.7)          (10.2)              -          (10.2)
                                   -----           -----          -----           -----           -----          -----
Erosion and adjustment
of balances                            -               -              -             6.6               -            6.6
                                   -----           -----          -----           -----           -----          -----

BALANCE OF ALLOWANCE AT
THE END OF THE PERIOD              702.2            72.9          775.1           697.0            79.7          776.7
                                   -----           -----          -----           -----           -----          -----

INCLUDING - BALANCE OF
ALLOWANCE NOT DEDUCTED
FROM CREDIT TO THE PUBLIC            1.3             0.9            2.2               -             2.4            2.4
                                   -----           -----          -----           -----           -----          -----


                                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)
                                --------------------------------------------------------------------------------------------
                                                                                AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION
                                           REPORTED AMOUNTS (***)                     IN TERMS OF NIS OF DECEMBER 2003
                                --------------------------------------------    --------------------------------------------
                                                    2004                                            2003
                                --------------------------------------------    --------------------------------------------
                                  SPECIFIC     SUPPLEMENTARY                     SPECIFIC      SUPPLEMENTARY
                                ALLOWANCE (*)  ALLOWANCE (**)      TOTAL       ALLOWANCE (*)   ALLOWANCE (**)      TOTAL
                                ------------    ------------    ------------    ------------    ------------    ------------
                                NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                ------------    ------------    ------------    ------------    ------------    ------------
BALANCE OF ALLOWANCE
AT THE BEGINNING OF
THE PERIOD (AUDITED)               732.5            78.5          811.0           617.3            82.4          699.7
                                   -----           -----          -----           -----           -----          -----
Allowance provided
during the period                   65.5             5.2           70.7           101.2             7.2          108.4
Reduction of allowance             (10.9)          (10.8)         (21.7)           (5.7)           (9.9)         (15.6)
                                   -----           -----          -----           -----           -----          -----
Amount charged to
statement of income                 54.6            (5.6)          49.0            95.5            (2.7)      ****92.8
                                   -----           -----          -----           -----           -----          -----
Debts written off                  (84.9)              -          (84.9)          (25.7)              -          (25.7)
                                   -----           -----          -----           -----           -----          -----

Erosion and adjustment
of balances                            -               -              -             9.9               -            9.9
                                   -----           -----          -----           -----           -----          -----

BALANCE OF ALLOWANCE AT
THE END OF THE PERIOD              702.2            72.9          775.1           697.0            79.7          776.7
                                   -----           -----          -----           -----           -----          -----

INCLUDING - BALANCE OF
ALLOWANCE NOT DEDUCTED
FROM CREDIT TO THE PUBLIC            1.3             0.9            2.2               -             2.4            2.4
                                   -----           -----          -----           -----           -----          -----


*    Not including allowance for interest on non-income bearing credit.

**   Including the general allowance for doubtful debts.

*** Discontinuance of adjustment to the effect of inflation according to the CPI of December 2003.

**** Amount posted to statement of income in reported amounts - NIS 25.4 million and NIS 92.6 million, respectively.

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS*



                                                              SEPTEMBER 30, 2004 (UNAUDITED)
                                    -------------------------------------------------------------------------------------------
                                                                       FOREIGN CURRENCY OR LINKED
                                         ISRAELI CURRENCY                       THERETO
                                    -------------------------           -------------------------
                                                     LINKED TO             US              OTHER        NON-MONETARY
                                    UNLINKED          THE CPI            DOLLAR          CURRENCIES        ITEMS         TOTAL
                                    -------           -------           -------           -------         -------       -------
                                 NIS MILLIONS      NIS MILLIONS       NIS MILLIONS     NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                    -------           -------           -------           -------         -------       -------
ASSETS
Cash and deposits
with banks                             37.7              22.3              38.3              12.1               -         110.4
Securities                              1.3               5.3                 -                 -            59.1          65.7
Credit to the public                  757.6             840.6           6,802.6             118.7               -       8,519.5
Credit to governments                     -              13.2              43.8              27.2               -          84.2
Fixed assets                              -                 -                 -                 -             2.3           2.3
Other assets                           18.5                 -               2.5                 -             5.2          26.2
Perpetual deposits with
the Israeli Treasury                      -             808.9                 -                 -               -         808.9
                                    -------           -------           -------           -------         -------       -------

TOTAL ASSETS                          815.1           1,690.3           6,887.2             158.0            66.6       9,617.2
                                    -------           -------           -------           -------         -------       -------

LIABILITIES
Deposits of the public                238.7             196.6              68.8               5.6               -         509.7
Deposits of banks                   1,513.1                 -                 -              27.2               -       1,540.3
Deposits of the Government                -             392.3           6.583.3                 -               -       6,975.6
Perpetual deposit                       0.1                 -                 -                 -               -           0.1
Capital notes                             -                 -              29.4                 -               -          29.4
Other liabilities                      13.4              38.3               1.8                 -             1.6          55.1
                                    -------           -------           -------           -------         -------       -------

TOTAL LIABILITIES                   1,765.3             627.2           6,683.3              32.8             1.6       9,110.2
                                    -------           -------           -------           -------         -------       -------

Difference                           (950.2)          1,063.1             203.9             125.2            65.0         507.0

Forward transactions, net             480.7            (197.2)           (163.6)           (119.9)              -             -

In-the-money options, net
(in terms of underlying
asset)                                 13.1                 -             (13.1)                -               -             -
                                    -------           -------           -------           -------         -------       -------

TOTAL                                (456.4)            865.9              27.2               5.3            65.0         507.0
                                    =======           =======           =======           =======         =======       =======

In-the-money options, net
(capitalized par value)                16.7                 -             (16.7)                -               -             -
                                    =======           =======           =======           =======         =======       =======

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

-------------------------------------------------------------------------------

ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF SHEKELS OF DECEMBER 2003


                                                                      SEPTEMBER 30, 2003 (UNAUDITED)
                                    --------------------------------------------------------------------------------------------
                                                                        FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                           THERETO
                                    --------------------------          --------------------------
                                                      LINKED TO            US              OTHER        NON-MONETARY
                                    UNLINKED           THE CPI           DOLLAR          CURRENCIES        ITEMS         TOTAL
                                    --------          --------          --------          --------        --------      --------
                                  NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                    --------          --------          --------          --------        --------      --------
ASSETS
Cash and deposits
with banks                              16.9              28.3              49.5               6.6               -         101.3
Securities                               2.0              14.8               0.1                 -            64.3          81.2
Credit to the public                 1,182.1           1,116.1           7,053.7             174.9               -       9,526.8
Credit to governments                      -              29.4              79.0              30.6               -         139.0
Fixed assets                               -                 -                 -                 -             5.7           5.7
Other assets                            24.4               2.0                 -               0.2             6.6          33.2
Perpetual deposits with
the Israeli Treasury                       -             801.7                 -                 -               -         801.7
                                    --------          --------          --------          --------        --------      --------

TOTAL ASSETS                         1,225.4           1,992.3           7,182.3             212.3            76.6      10,688.9
                                    --------          --------          --------          --------        --------      --------

LIABILITIES
Deposits of the public                 231.0             312.8             101.5              12.0               -         657.3
Deposits of banks                    2,038.8              23.0              80.2              30.7               -       2,172.7
Deposits of the Government                 -             583.2           6,655.0                 -               -       7,238.2
Perpetual deposit                        0.1                 -                 -                 -               -           0.1
Capital notes                              -                 -              29.1                 -               -          29.1
Other liabilities                        7.3              56.4               5.0               7.7             2.7          79.1
                                    --------          --------          --------          --------        --------      --------

TOTAL LIABILITIES                    2,277.2             975.4           6,870.8              50.4             2.7      10,176.5
                                    --------          --------          --------          --------        --------      --------

Difference                          (1,051.8)          1,016.9             311.5             161.9            73.9         512.4

Forward transactions, net              623.9            (171.8)           (311.6)           (140.5)              -             -

In-the-money options, net
(in terms of underlying
asset)                                  22.9                 -             (22.9)                -               -             -
                                    --------          --------          --------          --------        --------      --------

TOTAL                                 (405.0)            854.1             (23.1)             21.4            73.9         512.4
                                    ========          ========          ========          ========        ========      ========

In-the-money options, net
(capitalized par value)                 31.5                 -             (31.5)                -               -             -
                                    ========          ========          ========          ========        ========      ========


                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

ADJUSTED TO THE EFFECT OF INFLATION IN TERMS OF SHEKELS OF DECEMBER 2003


                                                                    DECEMBER 31, 2003 (AUDITED)
                                    --------------------------------------------------------------------------------------------
                                                                       FOREIGN CURRENCY OR LINKED
                                         ISRAELI CURRENCY                         THERETO
                                    --------------------------          --------------------------
                                                      LINKED TO            US              OTHER       NON-MONETARY
                                    UNLINKED           THE CPI           DOLLAR          CURRENCIES        ITEMS          TOTAL
                                    --------          --------          --------          --------        --------      --------
                                  NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                    --------          --------          --------          --------        --------      --------
ASSETS
Cash and deposits
with banks                              45.0              28.5              63.2               7.2               -         143.9
Securities                               1.2              13.8               0.1                 -            70.3          85.4
Credit to the public                 1,125.1             993.2           6,902.2             169.1               -       9,189.6
Credit to governments                      -              24.4              49.4              31.4               -         105.2
Fixed assets                               -                 -                 -                 -             4.7           4.7
Other assets                            23.5                 -                 -               0.2             4.5          28.2
Perpetual deposits with
the Israeli Treasury                       -             799.3                 -                 -               -         799.3
                                    --------          --------          --------          --------        --------      --------
TOTAL ASSETS                         1,194.8           1,859.2           7,014.9             207.9            79.5      10,356.3
                                    --------          --------          --------          --------        --------      --------

LIABILITIES
Deposits of the public                 237.5             275.4              97.6               9.5               -         620.0
Deposits of banks                    2,091.9              23.0              26.4              31.4               -       2,172.7
Deposits of the Government                 -             404.5           6,544.8                 -               -       6,949.3
Perpetual deposit                        0.1                 -                 -                 -               -           0.1
Capital notes                              -                 -              28.2                 -               -          28.2
Other liabilities                       28.2              42.8               1.7               1.7             1.8          76.2
                                    --------          --------          --------          --------        --------      --------

TOTAL LIABILITIES                    2,357.7             745.7           6,698.7              42.6             1.8       9,846.5
                                    --------          --------          --------          --------        --------      --------

Difference                          (1,162.9)          1,113.5             316.2             165.3            77.7         509.8

Forward transactions, net              673.6            (226.5)           (294.4)           (152.7)              -             -
In-the-money options, net               16.5                 -             (16.5)                -               -             -
                                    --------          --------          --------          --------        --------      --------

Total                                 (472.8)            887.0               5.3              12.6            77.7         509.8
                                    ========          ========          ========          ========        ========      ========

In-the-money options, net
(capitalized par value)                 17.5                 -             (17.5)                -               -             -
                                    ========          ========          ========          ========        ========      ========



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